VIA EDGAR

March 6, 2009

Ms. Yolanda Guobadia

Division of Corporation Finance

U.S. Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 3561

100 F Street, NE

Washington, DC 20549

Re:	Patterson Companies, Inc.
Form 10-K for Fiscal Year Ended April 26, 2008
Filed June 25, 2008
File No. 0-20572

Dear Ms. Guobadia,

Patterson Companies, Inc. (the “Company”) has received the comments of the Staff of the Securities and Exchange Commission contained in the letter from the Staff dated February 20, 2009 (the “comment letter”) regarding the Company’s above-referenced filing.

The Company has commenced work on a letter responding to the Staff’s comments. However, the Company believes that it will require additional time to consider and respond fully to the Staff’s comments due to its personnel preparing for upcoming meetings of its Board of Directors.

Accordingly, on behalf of the Company, we respectfully request an extension of time to respond to the comment letter by March 20, 2009.

If you have any questions, please call me at 651-686-1769.

Sincerely,

/s/ R. Stephen Armstrong
R. Stephen Armstrong
Executive Vice President, Chief Financial Officer and Treasurer